Austin Legal Group, APC

Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
January 21, 2020

Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

Re:	American International Holdings Corp.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed January 9, 2020
File No. 024-11080

Dear Ms. Sarmento:

Please see below for responses to the Division’s letter dated January 17, 2020 regarding the above captioned matter. All questions have been addressed in a Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A, filed January 19, 2020 (the “Amendment”) by American International Holdings Corp. (the “Company”), as further herein detailed.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Exhibits

Exhibit 12.1, page 31

Please have counsel revise the legality opinion to state that the 400,000 shares that have already been issued to Mr. Stewart "are" validly authorized, legally issued, fully paid and non-assessable and that the 400,000 shares yet to be issued to Mr. Stewart "will be" validly authorized, legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website at https://www.sec.gov/interps/legal/cfslb19.htm.

The legality opinion has been revised to address the forgoing.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.